
September 6, 2023

Jarleth Burke
General Counsel
Digicel MidCo Ltd
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

      Re: Digicel MidCo Ltd
          Application for Qualification of Indenture on Form T-3
          Filed August 21, 2023
          File No. 022-29108

Dear Jarleth Burke:

      This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

      Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler at 202-551-6388 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Michael Kaplan